UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

UNION NATIONAL FINANCIAL CORPORATION
(Name of Issuer)
Common stock, par value $.25 per share
(Title of Class of Securities)
907647101
(CUSIP Number)
Jeffrey D. Miller, Senior Vice President and Chief Financial Officer
Donegal Mutual Insurance Company
1195 River Road, Marietta, Pennsylvania 17547
(717) 426-1931
(Name, address and telephone number of person authorized to receive notices and communications)
March 24, 2010
(Date of first event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☑

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	907647101	SCHEDULE 13D

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Donegal Mutual Insurance Company I.R.S. I.D. No. 23-1336198

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ N/A

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		248,999 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		248,999 shares

WITH	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,999 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC HC

Item 1.	Security and Issuer.
     This Schedule 13D relates to the common stock, par value $.25 per share, of Union National Financial Corporation (“UNNF”). The address of the principal executive offices of UNNF is 570 Lausch Lane, Lancaster, Pennsylvania 17601.

Item 2.	Identity and Background.
     The location of the principal place of business and principal office of Donegal Mutual, a Pennsylvania mutual fire insurance company founded in 1889, is 1195 River Road, Marietta, Pennsylvania 17547. As of February 26, 2010, Donegal Mutual owned approximately 41.9% of the Class A common stock and 75.0% of the Class B common stock of Donegal Group Inc. (“DGI”), DGI is a publicly-held insurance holding company whose subsidiaries write property and casualty insurance in certain Mid-Atlantic, Midwest and Southern states. Donegal Mutual owns 51.8% and DGI owns 48.2% of Donegal Financial Services Corporation (“DFSC”), a unitary thrift holding company that owns Province BankFSB (“Province”), a federal savings bank that conducts a banking business primarily in Lancaster and York Counties, Pennsylvania.
     The directors of Donegal Mutual are Scott A. Berlucchi, Dennis J. Bixenman, Michael K. Callahan, Frederick W. Dreher, Patricia A. Gilmartin, Philip H. Glatfelter, II, Cyril J. Greenya, Jack L. Hess, John E. Hiestand, Kevin M. Kraft, Sr., Donald H. Nikolaus and R. Richard Sherbahn.
     Mr. Berlucchi has been President and Chief Executive Officer of Auburn Memorial Hospital since 2007. From 2004 to 2007, he was President and Chief Executive Officer of Elk Regional Health System. Mr. Berlucchi has been a director of Donegal Mutual and Province since 2006.
     Mr. Bixenman has been a Senior Consultant with Williams & Company, a consulting firm, for more than the past ten years. Mr. Bixenman has been a director of Donegal Mutual since 2006.
     Mr. Callahan has been a director of Donegal Mutual since December 2009. He has held various positions with Benchmark Construction Company, Inc. since 1985, became Executive Vice President in 1995 and has served as President since 2009.
     Mr. Dreher has been a director of Donegal Mutual since 1996 and has been a partner in the law firm of Duane Morris LLP since 1971. Mr. Dreher has been a director of Province since 2000.
     Mrs. Gilmartin has been an employee since 1969 of Associated Donegal Insurance Brokers, which has no affiliation with Donegal Mutual, except that Associated Donegal

Insurance Brokers receives insurance commissions in the ordinary course of business from DGI’s insurance subsidiaries and Donegal Mutual in accordance with their standard commission schedules and agency contracts. Mrs. Gilmartin has been a director of Donegal Mutual since 1979.
     Mr. Glatfelter retired in 1989 as a vice president of Meridian Bank, a position he held for more than five years prior to his retirement. Mr. Glatfelter has been a director of Donegal Mutual for 29 years. Mr. Glatfelter was Vice Chairman of the Board of Donegal Mutual from 1991 to 2001 and has been the Chairman of the Board of DGI and Chairman of the Board of Donegal Mutual since 2001. Mr. Glatfelter has been a director of Province since 2000.
     Mr. Greenya has been Senior Vice President and Chief Underwriting Officer of Donegal Mutual since 2005; was Senior Vice President, Underwriting of Donegal Mutual from December 1997 to 2005; was Vice President, Commercial Underwriting of Donegal Mutual from 1992 until December 1997 and served as Manager, Commercial Underwriting of Donegal Mutual from 1983 to 1992. Mr. Greenya has been a director of Donegal Mutual since 2006.
     Mr. Hess has been a director of Donegal Mutual since December 2009. Mr. Hess is a certified public accountant who has been with the firm of Hess & Hess, LLC in Lancaster, Pennsylvania for the past 28 years.
     Mr. Hiestand has been a director of Donegal Mutual since 1983 and has been a self-employed provider of insurance administrative services for more than the past five years.
     Mr. Kraft has been the chief executive officer of Clyde W. Kraft Funeral Home, Columbia, Pennsylvania since 1995. Mr. Kraft served as a director of Central Savings and Loan Association in Columbia, Pennsylvania from 1980 to 1992. After Farmers First Bank acquired Central Savings and Loan Association, Mr. Kraft served as a member of the regional board of Farmers First Bank. Mr. Kraft currently serves on the board of directors of a Lancaster County-based water utility and Conestoga Title Insurance Company. Mr. Kraft is also registered as an insurance agent with the Commonwealth of Pennsylvania. He has been a director of Donegal Mutual since 2003, of Province since 2005 and of DGI since December 2009.
     Mr. Nikolaus has been president and chief executive officer of Donegal Mutual since 1981 and a director of Donegal Mutual since 1972. He has been president and chief executive officer of DGI since 1986. Mr. Nikolaus also serves as the chairman and chief executive officer of Province Bank and as chairman or president of each of DGI’s insurance subsidiaries. Prior to the formation of Province Bank, Mr. Nikolaus served as a director of several regional banks. Mr. Nikolaus has also served as chairman of the Insurance Federation of Pennsylvania. Mr. Nikolaus has been a partner in the law firm of Nikolaus & Hohenadel since 1972. Mr. Nikolaus also currently serves as an executive officer and director of several Lancaster County-based water utilities.

     Mr. Sherbahn, who was a certified financial planner for many years, owned and operated Sherbahn Associates, Inc., a life insurance and financial planning firm, from 1974 to 2007 and has been a licensed insurance agent since 1956. Mr. Sherbahn has been a director of Donegal Mutual for 43 years.
     Donegal Mutual’s executive officers are as follows: Donald H. Nikolaus, Cyril J. Greenya, Jeffrey D. Miller, Robert G. Shenk and Daniel J. Wagner. Such persons can be contacted through Donegal Mutual at 1195 River Road, Marietta, Pennsylvania 17547.
     Mr. Greenya’s biographical data is stated above.
     Mr. Miller has been Senior Vice President and Chief Financial Officer of Donegal Mutual and DGI since 2005; he was Vice President and Controller of Donegal Mutual and DGI from 2000 to 2005 and Controller of Donegal Mutual and DGI from 1995 to 2000.
     Mr. Nikolaus’ biographical data is stated above.
     Mr. Shenk has been Senior Vice President, Claims of Donegal Mutual since December 1997, was Vice President, Claims of Donegal Mutual from 1992 until December 1997 and served as Manager, Casualty Claims of Donegal Mutual from 1985 to 1992.
     Mr. Wagner has been Senior Vice President and Treasurer of Donegal Mutual and DGI since 2005, was Vice President and Treasurer of Donegal Mutual from 2000 to 2005, was Treasurer of Donegal Mutual and DGI from 1993 to 2000 and served as Controller of Donegal Mutual for five years prior thereto.
     All of the executive officers and directors of Donegal Mutual are citizens of the United States of America. None of Donegal Mutual’s executive officers or directors has, during the last five years, been convicted in a criminal proceeding with the exception of traffic violations and similar misdemeanors. None of Donegal Mutual’s executive officers or directors has, during the last five years, been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.
     The source of funds Donegal Mutual used for the purpose of acquiring shares of UNNF National common stock has been Donegal Mutual’s cash on hand.

Item 4.	Purpose of Transaction.

     Donegal Mutual effected the purchase of the shares of UNNF common stock that it owns in a series of transactions that it completed in 2007. Donegal Mutual purchased the shares of UNNF common stock for investment.
     On March 24, 2010, an affiliate of Donegal Mutual delivered a proposal to UNNF that outlined the principal terms on which an affiliate of Donegal Mutual would have an interest in acquiring UNNF. On March 30, 2010, Donegal Mutual’s affiliate delivered a proposed draft of an agreement and plan of merger to UNNF. Representatives of Donegal Mutual and DGI are currently engaged in discussions with UNNF relating to the agreement and plan of merger.
     Donegal Mutual cannot predict whether it and UNNF will reach any agreement relating to any form of acquisition.

Item 5.	Interest in Securities of the Issuer.
     (a) As of the date of this Schedule 13D, Donegal Mutual owned 248,999 shares of common stock of UNNF, or approximately 9.8% of UNNF’s outstanding shares of common stock.
     (b) As of the date of this Schedule 13D, none of the persons named in Item 2 of this Schedule 13D beneficially owned any shares of UNNF with the exception of Donegal Mutual, Jay H. Lutz, who owns 99 shares, and Donald H. Nikolaus, who owns 486 shares.
     (c) To the knowledge of Donegal Mutual, none of the persons named in Item 5(a) of this Schedule 13D have purchased or disposed of any shares of common stock of UNNF during the 60 days preceding the date of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.

Item 7.	Material To Be Filed As Exhibits.
     None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY
By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Senior Vice President and
Chief Financial Officer

Dated: April 5, 2010